SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

JIN WAN HONG INTERNATIONAL HOLDINGS LIMITED
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

47760R101

  (CUSIP Number)

Chongyu Ho

No. 82 Ren'an, Unit 5, Ren'an Village, Gongguan Township

+86 13303836284

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 47760R101	13D

1	NAME OF REPORTING PERSON Chongyu Ho
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,150,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,150,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1% (1)
14	TYPE OF REPORTING PERSON IN

(1)	For the purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own, as at the date of this Statement, 30,150,000 shares of common stock held by Jin Wan Hong (Cayman) International Holdings Limited an entity in which the Reporting Person holds voting and dispositive power over the securities held by such entity.

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CUSIP No. 47760R101	13D

1	NAME OF REPORTING PERSON Jin Wan Hong (Cayman) International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,150,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,150,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
14	TYPE OF REPORTING PERSON CO

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Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Jin Wan Hong International Holdings Limited, a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is Room 1101, Block E, Guang Hua Yuan, 2031 Bin He Nan Road, FuTian District, Shenzhen City, China.

Item 2. Identity and Background

(a) This statement is being filed by Chongyu Ho and Jin Wan Hong (Cayman) International Holdings Limited (collectively the “Reporting Persons”).

(b) Ms. Ho’s address is No. 82 Ren'an, Unit 5, Ren'an Village, Gongguan Township, Miaoli County, Taiwan. The business address for Jin Wan Hong (Cayman) International Holdings Limited is Sertus Chambers ,Governors Square, Suite #5-204, 23 Lime Tree Bay Ave, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

(c) The present principle occupation of Ms. Ho is Director of Jin Wan Hong (Cayman) International Holdings Limited

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Ms. Ho is a citizen of Taiwan, Jin Wan Hong (Cayman) International Holdings Limited is incorporated under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Considerations

Jin Wan Hong (Cayman) International Holdings Limited acquired 30,150,000 shares in connection with the closing of the transactions contemplated in the share exchange agreement by and between the Issuer and Jin Wan Hong (BVI) International Holdings Limited dated March 6, 2019. Jin Wan Hong (Cayman) International Holdings Limited, was a Forty Five Percent (45%) owner of Jin Wan Hong (BVI) International Holdings Limited, and as such received 30,150,000 shares in exchange for its holdings in Jin Wan Hong (BVI) International Holdings Limited.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Persons beneficially own 30,150,000 shares of the Issuer’s common stock, which represents approximately 40.1% of the Issuer’s common stock. This beneficial ownership includes:

(i) 30,150,000 shares of the Issuer’s common stock held by Jin Wan Hong (Cayman) International Holdings Limited.

This beneficial ownership excludes 40,200,000 shares of the Issuer’s common stock beneficially held by the husband (President and Director of the Issuer) of Chongyu Ho.

(b)	Reporting Persons may be deemed to hold sole voting and dispositive power over 30,150,000 shares of common stock of the Issuer.

(c)	Transactions in the securities effected during the past sixty days: None.

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 30,150,000 shares of common stock reported in Item 5(a).

(e)	The date on which the Reporting Persons ceased to be beneficial owner of more than five percent of the class of securities: Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in Item 4 and Item 5 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the Person with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

10.01*

Share Exchange Agreement dated as of March 6, 2019 between Jin Wan Hong International Holdings Limited, Jin Wan Hong (BVI) International Holdings Limited and the shareholders of Jin Wan Hong (BVI) International Holdings Limited.

99.1	Joint Filing Agreement with Chongyu Ho and Jin Wan Hong (Cayman) International Holdings Limited.

* Filed as an exhibit to Jin Wan Hong International Holdings Limited Form 8-K filed with the SEC on March 14, 2019.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: December 17, 2019	/s/ Chongyo Ho
Chongyu Ho

Jin Wan Hong (Cayman) International Holdings Limited

Dated: December 17, 2019	By:	/s/ Chongyu Ho
	Name:	Chongyu Ho
	Title:	Director

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